SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Market Annoucementvzz

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

COMPANHIA ABERTA

The Company hereby informs its shareholders and the market in general that it has received: (i) on May 17, 2016, the Official Letter of the Comissão de Valores Mobiliários ("CVM") No. 204/2016/CVM/SEP/GEA-1, requesting clarification regarding the news published by the newspaper "Valor Econômico", as transcribed below; (Ii) on May 18, 2016, the Official Letter of the CVM No. 218/2016/CVM/SEP/GEA-1, requesting clarification regarding the news published by the news agency "Globo.com" with the heading "Trading of Eletrobras's shares on the New York Stock Exchange is suspended", as transcribed below; (Iii) on May 18, 2016, the Official Letter of the CVM No. 220/2016/CVM/SEP/GEA-1, requesting clarification regarding the news published by news agency "AE NEWS" with the heading "NYSE: Trading in Eletrobras`shares is suspended for lack of Formuláro 20-F", as transcribed below.

In relation to the three Oficial Letters, which all cover the same subject, the Company hereby clarifies to its shareholders and the market in general the following:

1.Through the Material Fact published on May 17, 2016, Eletrobras duly informed the market that, for reasons outside its control and efforts, it was unable to timely file its 2014 and 2015 Forms 20-F, and accordingly, the New York Stock Exchange ("NYSE") suspend trading of the American Depositary Shares ("ADS") issued by the Company and listed on the NYSE (ticker EBR and RBR-B) while it commences the delisting process;

2. On May 18, 2016, Eletrobras received a notification form the NYSE stating that the negotiation of the ADS was suspended as of this date, and that Eletrobras has a period of ten (10) business days to a notice of its intention to appeal the decision to the Committee of the Board of Directors of NYSE and indicate whether to present, at a data yet to be scheduled, oral arguments to the committee. In order to do so, the Company has to  pay an application fee of US$20,000 (twenty thousand U.S. dollars).

3. The Company intends to file the appealas mentioned in the Material Fact published on May 17, 2016;

4. The Company informs that as of tomorrow the ADS may be traded in the Over the Counter market ("OTC"), with the  the following tickers:

ADS of Preferred Shares:            CUSIP: 15234Q108 (OTC ticker: EBRBY)

ADS of Common Shares:             CUSIP: 15234Q207 (OTC ticker: EBRYY)

Market Annoucementvzz

5.Also as mentioned in the same Materia Fact, neither the financing agreements nor the notes issued by the Company contain any covenants regarding the delisting on the NYSE.

6.The Company is also not aware of any working group set up to evaliate the potential capitalization of the Company.

7.Eletrobras also clarifies that, as of this date, it is in compliance with its financing agreements to its creditors holders of international bonds.

Rio de Janeiro, May 18, 2016.

Armando Casado de Araujo

CFO and Investor Relation Officer

Market Annoucementvzz

[Free translation of the Official Letter CVM 218/2016/CVM/SEP/GEA-1]

"Subject: News about clarification requested

1.      We refer to the article published today in the news portal Globo.com, under the title " Eletrobras's shares trading on the NY stock exchange is suspended” which contains the following statement:

The negotiation of Eletrobras's shares was suspended on the New York Stock Exchange (NYSE) on Wednesday (18), after the Company reported on the previous day that wouldn´t file Eletrobras' annual audited reports Form 20-F for the years ended December 31, 2014 and 2015 to the US authorities.

2.        In view of the above, we determine that you clarify whether the news are true, and, if confirmed its veracity, shall explain the reasons which understood that it is not a Relevante Fact.

3.      This document should be placed through the Empresa.NET System, category: Notice to the Market, type: Clarifications Inquiries CVM/BOVESPA, which should include a transcript of this Official letter.

4.       We alert that the order of the Superintendence of Corporate Relations, in exercise of its legal powers and on the basis of section II of Article 9 of Law 6,385/76 and CVM Instruction No. 452/07, it will be the determination application of punitive fine in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions for non-compliance with the requirement contained in this notice within 1(one) working day from the date of knowledge of content of this expedient, sent exclusively by e-mail, despite the provisions of the sole paragraph of art. 6 of CVM Instruction 358/02.”

Market Annoucementvzz

[Free translation of the Official Letter CVM 204/2016/CVM/SEP/GEA-1]

"Subject: News about clarification requested

1.       We refer to the article published today in the newspaper Valor Econômico, under the title "Eletrobras contradicts Jucá regarding NYSE´s impact on debts", which contains the following statement:

The Eletrobras ruled out yesterday the possibility of anticipation of debt maturity if the company's shares are no longer traded on the New York Stock Exchange (Nyse). According to the Chief Financial Officer and Investor Relations Officer, Armando Casado, all covenants (restrictive clauses of debt) are related to the financial statements in Brazil, which are archived. The Executive's position goes against statement made by the Minister of Planning, Budget and Management, Romero Jucá, that the suspension in New York would cause the anticipation of debt maturity until R$40 billion.

2.       In view of the above, we determine that you clarify whether the news are true, and, if confirmed its veracity, shall explain the reasons which understood that it is not a Relevante Fact.

3.       This document should be placed through the Empresa.NET System, category: Notice to the Market, type: Clarifications Inquiries CVM/BOVESPA, which should include a transcript of this Official letter.

4.       We alert that the order of the Superintendence of Corporate Relations, in exercise of its legal powers and on the basis of section II of Article 9 of Law 6,385/76 and CVM Instruction No. 452/07, it will be the determination application of punitive fine in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions for non-compliance with the requirement contained in this notice within 1(one) working day from the date of knowledge of content of this expedient, sent exclusively by e-mail, despite the provisions of the sole paragraph of art. 6 of CVM Instruction 358/02.”

Market Annoucementvzz

[Free translation of the Official Letter CVM 220/2016/CVM/SEP/GEA-1]

"Subject: News about clarification requested

1.       We refer to the article published today in the newspaper AE News, under the title "NYSE: Eletrobras shares trading is suspended for lack of Form 20-F", which contains the following statement:

The New York Nyse Stock Exchange said its regulatory team determined that the receipts of Eletrobras shares, the ADSs, are no longer listed. "The trading of ADS relating to the common and preferred shares will be suspended immediately on the NYSE," said a statement from the US stock market.

The statement adds that the decision was taken because the company delayed on filing Form 20-F on the Securities and Exchange Comission (SEC)..

‘The company has the right to a review of this determination by a committee of the board of the regulatory division of NYSE,’ says our text.

This morning, the Minister of Finance, Henrique Meirelles, said the government is looking at "in detail" the financial situation of Eletrobras studies and estimates the capitalization amount that will be necessary.

Since last week, the Minister of Planning, Romero Jucá, has been talking about a shortfall of up to R$ 40 billion in Eletrobras, as a result of possible delisting of the company's shares on the New York Stock Exchange. But, according to Meirelles, as remains a margin of uncertainty about the amount of the necessary supply, the government should adopt a value as a working hypothesis.

2.       In view of the above, we determine that in addition to required by the Official Letter 218/2016/CVM/SEP/GEA-1 you clarify the Minister´s statement aforementioned

3.       This document should be placed through the Empresa.NET System, category: Notice to the Market, type: Clarifications Inquiries CVM/BOVESPA, which should include a transcript of this Official letter.

4.       We alert that the order of the Superintendence of Corporate Relations, in exercise of its legal powers and on the basis of section II of Article 9 of Law 6,385/76 and CVM Instruction No. 452/07, it will be the determination application of punitive fine in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions for non-compliance with the requirement contained in this notice within 1(one) working day from the date of knowledge of content of this expedient, sent exclusively by e-mail, despite the provisions of the sole paragraph of art. 6 of CVM Instruction 358/02.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.